Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)

To: All Staff
From: Sheryl
Subject line: Our Smart Growth Journey Continues with William Lyon Homes
Team,
Growing our business in smart, meaningful ways has long been a strategic priority for Taylor Morrison. In fact, with Taylor Morrison itself being born out of a merger, and with five acquisitions in the last six years, you could say growth is woven into our history. Today, I’m excited to share we’re making history again—in our biggest way yet. Taylor Morrison has entered into a definitive agreement to acquire William Lyon Homes. [link to press release]
I’m certain many of you are familiar with William Lyon. Throughout their 65-year history they’ve earned a reputation as one of the nation’s largest homebuilders in the Western United States. Together, the combined business will not only deepen our market share in key Arizona, Texas, Colorado and California markets, it will also enter us into highly desirable markets we’ve long aspired to be in: Portland, Seattle and Las Vegas. What’s more, the strategic combination will catapult Taylor Morrison into the ranks of the nation’s fifth largest homebuilder, and firmly places us in a Top 5 position in 16 of our combined 23 markets.
With the exit of our equity sponsors in early 2018, we outlined our strategic priorities as a fully floated company—first of them being smart and meaningful growth along with diversification across price points and consumer segments in the top U.S. housing markets. And with more than one-year under our belt since the AV Homes acquisition, this is the next transformative step in that journey. But make no mistake, this isn’t just about being bigger. Taylor Morrison, combined with the rich legacy, reputation, solid land positions and experience the William Lyon team members bring to the equation, make us a stronger, better organization for the long-term.
 I believe with any combination of this magnitude, a proper understanding of the two company cultures and how they’ll fit together as one is vital. After spending many months with the William Lyon management team and members of the Lyon family, I can confidently say the two company cultures will align beautifully. Every single one of us at Taylor Morrison puts forth great time and energy to create a company culture we are immensely proud of and widely recognized for, and I’m thrilled to build onto that with the William Lyon values and tradition.
What’s Next?
Like us, William Lyon is a publicly traded company, and the deal is subject to the approval of shareholders from both companies. We expect the transaction to close in late Q1 or early Q2 2020, at which time William Lyon’s communities and team members would be officially welcomed into Taylor Morrison.
They say the hardest part of any acquisition is in the integration and we believe this to be true. We get better at integrating teams and systems with each acquisition, taking lessons learned from the last into the next, and having the humility needed to reflect on areas where we can improve.

We’ll hit the ground running on the integration planning process, beginning with supporting our teams in overlapping divisions by inviting them to attend a conference call specifically for them later today. Rest assured that through constant updates from myself and your local leaders we will keep you up to speed on all integration efforts.
In the coming weeks, me and members of our Leadership Team will also be embark on a roadshow to visit the Taylor Morrison and William Lyon divisions to support the integration planning of these teams on a local level.
With this acquisition, we’ll also be building upon the effectiveness of our Integration Management Office (IMO), which will coordinate the integration planning process prior to closing, led by President of M&A, Lou Steffens and Vice President of Integration, Andy Green, by naming a senior representative from William Lyon so both teams are feeling informed, connected and are rowing in the same direction come Day One. And with the introduction of the Huddle, I can only imagine how much more effective we’ll be at moving through key integration activities, pre- and post-close. I trust you’ll make our new team members feel welcome and part of the Taylor Morrison family upon our closing which is anticipated at the end of the first quarter—and our daily Huddle will be a wonderful vehicle to do so.
This morning at 8:30 a.m. ET Chief Financial Officer Dave Cone and I will host a public webcast with our investors and invite you to attend (a replay will be available at investors.taylormorrison.com later in the day). We also invite you to head to TM360 where we’re sharing the more intricate benefits of the deal and why this acquisition will be a historic one for Taylor Morrison.
I could not close this message without first recognizing the team members who have been working tirelessly to get us to this point. So many people to recognize, but I need to make a special call out to Lou Steffens, who led the diligence efforts, our field leaders, our finance and legal teams—thank you for balancing a vast amount of work coupled with your ‘day job.’ Your dedication and work product are unmatched in our industry. And for the entire organization, there is plenty of work ahead of us, so please accept my heartfelt thank you for your support along the way.
When I look back on our journey for smart growth, I am so proud. From our very first acquisition in 2013 to today, we will have grown our business from 4,700 home closings to more than 14,200 home closings on a pro forma basis. This transformative next step in our journey and the significant strategic and financial merits behind it is sound, and this is an exciting time in our company’s history. William Lyon will represent our largest acquisition yet, and we are ready for it. I hope you can appreciate how important this is for Taylor Morrison and are just as proud to be a part of this company as I am.

Warmly,
Sheryl

***

Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger;

and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.